Exhibit 4.1

DESCRIPTION OF CAPITAL STOCK

The following is a description of all material characteristics of the capital stock of The Real Good Food Company, Inc., as set forth in our Amended and Restated Certificate of Incorporation (our “Certificate of Incorporation”) and our Amended and Restated Bylaws (our “Bylaws”). References to “we,” “us,” and “our” refer to The Real Good Food Company, Inc. This summary does not purport to be complete and is qualified in its entirety by reference to our Charter and Bylaws, copies of which have been filed as exhibits to our public filings with the Securities and Exchange Commission.

Authorized Capital Stock

Our Certificate of Incorporation authorizes capital stock consisting of:

•	115,000,000 shares of Class A common stock, par value $0.0001 per share;

•	25,000,000 shares of Class B common stock, par value $0.0001 per share; and

•	10,000,000 shares of preferred stock, with a par value per share that may be established by our board of directors in the applicable certificate of designations.

Class A Common Stock

Voting Rights. Subject to preferences that may apply to any shares of preferred stock outstanding at the time, holders of shares of our Class A common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. The holders of our Class A common stock do not have cumulative voting rights in the election of directors, and vote together with holders of our Class B common stock as a single class on all matters presented to our stockholders for their vote or approval, except for certain amendments to our Certificate of Incorporation or as otherwise required by applicable law or our Certificate of Incorporation.

Dividend Rights. Holders of shares of our Class A common stock are entitled to receive dividends when and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

Right to Receive Liquidation Distributions. Upon our dissolution or liquidation, or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of our Class A common stock will be entitled to receive pro rata our remaining assets available for distribution.

No Preemptive or Similar Rights. Holders of shares of our Class A common stock do not have preemptive, subscription, redemption, or conversion rights. There are no redemption or sinking fund provisions applicable to our Class A common stock.

Class B Common Stock

General. Shares of Class B common stock will only be issued in the future to the extent necessary to maintain a one-to-one ratio between the number of Class B units held by equity holders of Real Good Foods, LLC (“RGF, LLC”) and the number of shares of Class B common stock issued to RGF, LLC equity holders (each, a “Member,” and collectively, the “Members”). Shares of Class B common stock are transferable only together with an equal number of Class B units. Shares of Class B common stock will be canceled on a one-for-one basis if we, at the election of a holder of Class B units, redeem or exchange Class B units of such Member pursuant to the terms of that certain Exchange Agreement, dated as of November 4, 2021, by and among us, RGF, LLC, the Members, and the Fidelity investment funds party thereto (the “Exchange Agreement”), and the Limited Liability Company Agreement of RGF, LLC (the “Operating Agreement”).

Voting Rights. Holders of shares of our Class B common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. The holders of our Class B common stock do not have cumulative voting rights in the election of directors, and vote together with holders of our Class A common stock as a single class on all matters presented to our stockholders for their vote or approval, except for certain amendments to our Certificate of Incorporation or as otherwise required by applicable law or our Certificate of Incorporation.

No Dividend, Liquidation Distribution, Preemptive, or Similar Rights. Holders of our Class B common stock do not have any right to receive dividends or to receive a distribution upon dissolution or liquidation or the sale of all or substantially all of our assets. Additionally, holders of shares of our Class B common stock do not have preemptive, subscription, redemption, or conversion rights. There are no redemption or sinking fund provisions applicable to the Class B common stock.

Transfer Rights. Pursuant to the Operating Agreement, each holder of Class B common stock has agreed that (i) the holder will not transfer any shares of Class B common stock to any person unless the holder transfers an equal number of Class B units to the same person, and (ii) in the event the holder transfers any Class B units to any person, the holder will transfer an equal number of shares of Class B common stock to the same person. Any such transfers must be made in compliance with the terms of our Certificate of Incorporation, the Bylaws, the Exchange Agreement, and the Operating Agreement, or such transfer may result in the Company disregarding the purported transfer and/or canceling such shares of Class B common stock.

Rights Requiring Approval of Holders of Class A Common Stock. Any amendment of our Certificate of Incorporation that gives holders of our Class B common stock (i) any rights to receive dividends or any other kind of distribution, (ii) any right to convert into or be exchanged for Class A common stock (excluding exchange rights with respect to Class B Units pursuant to the terms of the Exchange Agreement), or (iii) any other economic rights will require, in addition to stockholder approval, the affirmative vote of holders of our Class A common stock voting separately as a class.

Preferred Stock

Under the terms of our Certificate of Incorporation, our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges, and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Additionally, the issuance of preferred stock may adversely affect the holders of our Class A common stock by restricting dividends on the Class A common stock, diluting the voting power of the Class A common stock, or subordinating the liquidation rights of the Class A common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our Class A common stock.

Delaware Law and Certain Certificate of Incorporation and Bylaw Provisions

Our Certificate of Incorporation, our Bylaws, and the General Corporation Law of the State of Delaware (“DGCL”) contain provisions, which are summarized in the following paragraphs, that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control, and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter, or prevent a merger or acquisition of us by means of a tender offer, a proxy contest, or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of Class A common stock held by stockholders. These provisions include:

Classified Board. Our Certificate of Incorporation provides that our board of directors is divided into three classes of directors.

No Stockholder Action by Written Consent. Our Certificate of Incorporation precludes stockholder action by written consent.

Special Meetings of Stockholders. Our Certificate of Incorporation and Bylaws provide that, except as required by law, special meetings of our stockholders may be called at any time only by or at the direction of our board of directors or the Executive Chairman.

Advance Notice Procedures for Stockholder Proposals and Director Nominations. Our Bylaws establish advance notice procedures for stockholder proposals and nomination of candidates for election as directors.

Removal of Directors; Vacancies. Our Certificate of Incorporation provides that all directors may only be removed for cause. In addition, any vacancies on our board of directors will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum, or by a sole remaining director (and not by the stockholders).

Amendments. Our Certificate of Incorporation and Bylaws provide that our board of directors is expressly authorized to make, alter, amend, change, add to, rescind, or repeal, in whole or in part, our Bylaws without a stockholder vote in any matter not inconsistent with the laws of the State of Delaware and our Certificate of Incorporation.

Authorized but Unissued Shares. Our authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to Nasdaq listing standards.

Business Combinations. We are subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that the person becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock.